Exhibit 99.1

Evogene Announces Acute Graft-Versus-Host Disease (aGVHD) as

the Target Indication for Its Internal AI-Driven Drug Discovery

Program

Advancing a First-in-Class Small-Molecule Therapeutic, Guided by World-Leading Experts,

to Address a Multi-Billion-Dollar Unmet Need in Steroid-Refractory Patients

Rehovot, Israel – October 28, 2026 – Evogene Ltd. (Nasdaq/TASE: EVGN), a pioneering computational chemistry company specializing in AI-driven generative design of small molecules for the pharmaceutical and agricultural industries, today announced acute graft-versus-host disease (aGVHD) as the target indication for its internal drug discovery program.

The program aims to develop a novel, potential first-in-class small-molecule therapeutic targeting a key biological pathway implicated in severe inflammation in patients who do not respond to steroid treatment following hematopoietic stem cell transplantation. Leveraging its proprietary ChemPass AI™ platform and guided by leading experts in the field, Evogene aims to address this significant unmet medical need.

Acute GVHD is a serious, potentially life-threatening complication of hematopoietic stem cell transplantation, affecting approximately 30%–40% of transplant recipientsi. Mortality among patients with steroid-refractory aGVHD can reach 50%ii. Treatment options remain limited, with ruxolitinib the only approved second-line therapy, underscoring the need for new therapeutic approaches. This unmet medical need represents a multi-billion-dollar market opportunity for a novel, targeted therapy.

In just several months, Evogene has begun generating a diverse series of novel, patentable small-molecule candidates featuring new chemical scaffolds and designed for synthetic feasibility. The candidates demonstrate high potency at nanomolar concentrations, target selectivity, and favorable ADME and toxicology profiles. Using ChemPass AI™, Evogene explored a virtual chemical space comprising more than 110 billion molecules, enabling the design of candidates with multiple critical drug properties optimized simultaneously. This approach is designed to accelerate discovery and identify promising candidates beyond conventional screening of existing compound libraries.

The program is guided by world-renowned experts in aGVHD: Dr. Corey Cutler of Dana-Farber Cancer Institute and Prof. Dr. Robert Zeiser of University Medical Center Freiburg. Their clinical and translational expertise supports Evogene’s target selection and development strategy as the company advances its lead series toward IND-enabling studies.

The program represents a key step in Evogene’s strategy to build a pipeline of high-value, proprietary therapeutic assets powered by its AI-driven computational chemistry platform.

"Our research identified a specific signaling pathway that is highly overactive and plays a central role in driving severe inflammation in steroid-refractory acute GVHD," said Prof. Dr. Robert Zeiser, Head of Tumor Immunology at University Medical Center Freiburg. "Targeting this pathway offers a compelling therapeutic approach. Evogene’s computationally designed lead molecules are intended to provide specificity and potency against these pathological mechanisms, establishing a strong data-driven basis for a next-generation therapeutic strategy."

"Acute GVHD remains an area of significant unmet clinical need, with ruxolitinib the only approved second-line therapy," said Dr. Corey Cutler, MD, MPH, Director of the Adult Stem Cell Transplantation Program at Dana-Farber Cancer Institute. "Patients who fail initial steroid treatment face poor prognoses. A targeted, well-tolerated small-molecule inhibitor that modulates this critical pathway of immune dysregulation has the potential to become a cornerstone of treatment and significantly improve patient outcomes."

"The launch of our aGVHD program marks the execution of Evogene’s strategic commitment to advancing proprietary, internally developed therapeutic assets," said Dr. Gabi Tarcic, Chief Development Officer of Evogene. "By applying our ChemPass AI™ platform to this challenging target biology, we generated novel molecular candidates with optimized properties in just months. This program demonstrates the potential of our generative AI technology to accelerate discovery while producing diverse chemical scaffolds optimized for drug development. We look forward to advancing these lead candidates toward IND-enabling studies."

About Evogene Ltd.:

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for drug development and ag chemical products.

At the core of its technology is ChemPass AITM, a proprietary generative AI designed to explore vast chemical space and generate novel, highly potent small molecules optimized across multiple critical parameters. Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products for the pharmaceutical and agricultural industries, driven by the integration of scientific innovation with real-world industry needs.

For more information, please visit www.evogene.com.

Forward-Looking Statements:

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “hopes,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “demonstrates” or words of similar meaning. For example, Evogene uses forward-looking statements in this press release when it discusses the program’s ability to develop a novel, potential first-in-class small-molecule therapeutic targeting a key biological pathway implicated in severe inflammation in patients who do not respond to steroid treatment following hematopoietic stem cell transplantation, the program’s ability to accelerate discovery and identify promising candidates beyond conventional screening of existing compound libraries, and the potential of our generative AI technology to accelerate discovery while producing diverse chemical scaffolds optimized for drug development. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the aftermath of the recent war between Israel and each of (i) the terrorist groups, Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any potential destabilizations in Israel, neighboring territories or the Middle East region, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact

ir@evogene.com

Tel: +972-8-9311901

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i Gooptu, Mahasweta, and John Koreth. Haematologica 105.11 (2020): 2550.

ii Holtan, Shernan G., et al. Bone marrow transplantation 57.10 (2022): 1581-1585.